Schedule TO
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

EXXON MOBIL CORPORATION
(Name of Subject Company)

KING WIN LAUREL LIMITED
(Names of Filing Persons-offeror)

COMMON STOCK, WITHOUT PAR VALUE
(Title of Class of Securities)

30231G102
(Cusip Number of Class of Securities)

Xiufeng Zhang
Director
KING WIN LAUREL LIMITED
31 Maui Pomare Street, Blockhouse Bay
Auckland, New Zealand.
Zip Code: 1007
PHONE: +86-133-0111-0526 (Urgent)
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)


[x] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[x] third-party tender offer subject to Rule 14d-1.
[  ] issuer tender offer subject to Rule 13e-4.
[  ] going-private transaction subject to Rule 13e-3.
[  ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting
the results of the tender offer.    [  ]


PRESS RELEASE AMENDMENT

Date: November 11, 2005

(1) KING WIN LAUREL LIMITED MAKES AN AMENDMENT
TO ITS PRESS RELEASE DATED OCTOBER 31, 2005
AS THE FOLLOWING:

THE EXTRA CONSIDERATION PAID FOR SHARES OF COMMON
STOCK, WITHOUT PAR VALUE, OF EXXON MOBIL CORPORATION,
SUBJECT TO THE FOLLOWING CONDITIONS:

If the merger of Exxon Mobil Corporation with King Win Laurel Limited is completed, each share of common stock of Exxon Mobil
Corporation, either tendered by the offer or not, will be automatically entitled to enjoy a right to receive extra consideration in cash that will be subject to the following condition:

AFTER MERGER WITH EXXON MOBIL, FOR ANY YEAR, if its annual average sale price of crude oil on market over the world is over US $80 per barrel (the "Year"), the right to receive extra consideration of the Year will be effective and can be executed. The extra consideration of the Year, net to stockholders in cash, will be between US $0.01 and $0.50 and will be dependent on both the Year's annual average sale price of crude oil on market over the world and the Year's total sale volume of crude oil by King Win Laurel Limited.

King Win Laurel Limited believes that this amendment, together with the original press release dated October 31, 2005, can enough represent a compelling valuation for Exxon Mobil's shareholders.

(2) KING WIN LAUREL LIMITED TODAY has posted to the CFIUS the Notice and the related information requested in the Part 800.402 under the Exon-Florio provision, with respect to its proposed tender offer to acquire
Exxon Mobil Corporation.

As regards to the rules under the Exon-Florio provision, King Win Laurel Limited believes and certifies that:

(a) The proposed tender offer to acquire Exxon Mobil Corporation is just an ordinary merger or acquisition of general meaning on financial market, and it has no difference from those mergers or acquisitions happened or will happen on market either in the United States or other places over the world;

(b) The proposed tender offer to acquire Exxon Mobil Corporation is only a decision of King Win Laurel Limited itself. It has nothing to do with any agency concerned by the rules under the Exon-Florio provision or any entity of such agencies;

(c) As a common commercial firm on market, King Win Laurel Limited NEVER has any intention, by any means, to affect the national security of the United States either now or in future or after merger with Exxon Mobil Corporation;

(d) As a common commercial firm on market, King Win Laurel Limited
DOES NOT have such capability and capacity, by any means, to affect the national security of the United States either now or in future or after merger with Exxon Mobil Corporation; and

(e) As a common commercial firm on market, King Win Laurel Limited NEVER does any thing, by any means, to affect the national security of the United States either now or in future or after merger with Exxon Mobil Corporation. On the other hand, as an ordinary company on market, it is also unnecessary for King Win Laurel Limited to do that.



XIUFENG ZHANG
DIRECTOR
KING WIN LAUREL LIMITED


THIS PRESS RELEASE AMENDMENT  IS FOR INFORMATIONAL
PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE
SOLICITATION OF AN OFFER TO SELL ANY SHARES.
THE SOLICITATION AND THE OFFER TO BUY EXXON
 MOBIL'S COMMON STOCKS AND OPTIONS WILL
ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE
AND RELATED MATERIALS THAT KING WIN LAUREL LIMITED
INTENDS TO FILE WITH SEC ON THE NEXT BUSINESS DAY
AFTER THE DATE ON WHICH IT OBTAINS THE APPROVAL,
SUBJECT TO THE EXON-FLORIO PROVISION, ON ITS PROPOSED
OFFER FROM THE COMMITTEE ON FOREIGN INVESTMENT IN
THE UNITED STATES ("CFIUS"). PURSUANT TO THE REQUIREMENTS
OF THE EXON-FLORIO PROVISION, KING WIN LAUREL
LIMITED PLANS TO FILE A NOTIFICATION (AND OTHER
INFORMATION MATERIALS, IF REQUIRED) WITH RESPECT
TO THE PROPOSED OFFER WITH THE CFIUS AS PROMPTLY
AS POSSIBLE AFTER THE DATE HEREOF. STOCKHOLDERS
SHOULD READ THESE MATERIALS CAREFULLY BECAUSE
THEY CONTAIN IMPORTANT INFORMATION, INCLUDING
THE TERMS AND CONDITIONS OF THE OFFER.
STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO
PURCHASE AND RELATED MATERIALS WITH RESPECT TO
 THE TENDER OFFER FREE AT THE SEC WEBSITE AT
WWW.SEC.GOV.


Note: the following notice is included to meet certain legal requirements:

FORWARD LOOKING STATEMENTS

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify those so-called "forward-looking statements" by words such as
 "may," will," "expected," "potential," or the negative of those words and other comparable words. King Win Laurel Limited wishes to take advantage of the "safe harbor" provided for by the Private Securities Litigation Reform Act of 1995 and you are cautioned that actual events or results may differ materially from the expectations expressed in such forward-looking statements as a result of various factors, including risks and uncertainties, many of which are beyond the control of King Win
Laurel Limited. Factors that could cause actual results to differ materially include, but are not limited to: (1) The regulatory approvals required for the transaction may not be obtained on the proposed terms or on the anticipated schedule and we cannot provide assurance for this;
(2) we cannot provide assurance that the offer described in this release will be successfully completed; (3) the effects of legislative and regulatory changes; (4) operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) expected benefits from the transaction may not be fully realized or realized within the expected time frame;
(6) revenues following the transaction may be lower than expected;
(7) the potential for increased competition on market;
(8) technological changes; (9) the need to generate substantial growth in the subscriber base by successfully launching, marketing and providing services in identified markets; (10) pricing pressures which could affect demand for crude oil; (11) the ability to expand distribution;
(12) changes in labor, equipment and capital costs or availability;
(13) the continued ability to create or acquire products that customers will find attractive; (14) future acquisitions, strategic partnerships and divestitures; (15) adverse weather conditions or natural disasters, such as hurricanes and earthquakes; (16) general business and economic conditions; and (17) other risks being beyond our anticipation.


ADDITIONAL INFORMATION

 Any information concerning Exxon Mobil Corporation contained in this filing has been taken from, or is based upon, publicly available information. Although King Win Laurel Limited does not have any information that would indicate that any information contained in this filing that has been taken from such documents is inaccurate or incomplete, King Win Laurel Limited does not take any responsibility for the accuracy or completeness of such information. To date, King Win Laurel Limited has not had access to the books and records of Exxon Mobil Corporation.

Investors and security holders are urged to read the disclosure documents regarding the proposed tender offer, when they become available, because they will contain important information.
The disclosure documents will be filed with the SEC by King
Win Laurel Limited. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by King Win Laurel Limited with the SEC at the SEC website at www.sec.gov.